Contact

www.linkedin.com/in/jim-cali-22a38119 (LinkedIn)

Top Skills

Brand Architecture
Consumer Products
FMCG

Languages

Japanese (Elementary)
French (Elementary)
English (Native or Bilingual)

Jim Cali

Food and Beverage Senior Executive; General Partner Food and Beverage Venture Capital

Glen Ridge, New Jersey, United States

Summary

Senior executive with a passion for growth and a proven track record in general management, global marketing/ category leadership and innovation. Led growth and P&L delivery at country, region and global level. Proven track record in the innovation space both as practitioner and senior leader. Experienced in building communities and leading teams to deliver content (#1 global brands, $300M+ innovation platforms) as well as building organization capabilities required to deliver business strategies.

Experience

Next Gen Nutrition Investment Partners, LLC

General Partner
2020 - Present (2 years)
Greenwich, Connecticut, United States

General Partner in a venture firm focusing on branded food & beverage, novel food ingredients and food tech. NGN targets disruptive brands which positively impact society through improved nutrition with less impact to our planet. NGN helps founders to realize full potential of their business through partnering ---on strategic and operational opportunities, with other investors to address capital requirements and through our network of functional experts to support portfolio companies. There are currently 4 investments in the NGN portfolio.

S CAP

General Partner
October 2018 - December 2019 (1 year 3 months)
Greater New York City Area

General Partner responsible for identification of promising investment opportunities and helping these start ups achieve their growth objectives. While at S CAP, completed 5 transactions completing screening, financial modeling and diligence and partnering in these investments with other CVC and VC where appropriate.

Kellogg Company
SVP Global Snacks Category
March 2015 - October 2018 (3 years 8 months)
Battle Creek MI, USA

Lead cross functional global category team accountable for growth of $6B snacking business. Accountable for global strategy, innovation and global brands including leadership of $1.6B Global Pringles business .

Next Growth Advisors LLC
Principal
March 2014 - March 2015 (1 year 1 month)
Greater New York City Area

Independent consulting practice helping mid-size companies accelerate growth via branding, innovation and new market entry. Focus includes strategy development, translation to operational initiatives and building organizational capabilities. Provides advisory support and coaching for start-ups.

Mondelēz International
SVP, Global Innovation and Snacking Strategy
2013 - 2014 (1 year)

Developed cross category growth initiatives around innovation, "white space" new market entry and snacking strategy. Led team in developing a blueprint for bigger, faster, more profitable global innovation including rewiring of innovation processes and building required organization capabilities.

Kraft Foods
SVP, Global Gum and Candy Category
2010 - 2012 (2 years)

Following Kraft's acquisition of Cadbury plc, led Kraft's $6B global gum and candy category with cross functional accountability for revenue, share and category profitability. Leveraged new emerging market scale including leadership of entry into China reaching $100M in revenue in just over 12 months.

Cadbury plc.
7 years

EVP, Global Director Gum and Candy Category
2006 - 2010 (4 years)

Launched Cadbury's global category model as leader for gum in 2006. Added responsibility for candy and promoted to the Chief Executive Committee in

2008. Achieved near double digit CAGR through 2009 and closed share gap vs market leader Wrigley from 8pts. in 2004 to 1.5 pt. by 2010. Created a global "community" and built team capabilities which help generate 3- global innovation platforms (sales $150M - $400M) and strong double digit emerging market growth.

SVP, Regon Commercial Director America's Confection (North & South America)
2003 - 2007 (4 years)

Responsible for Regional Sales, Marketing and Innovation (including R&D) functions for $2B confectionery unit.   Jump started innovaton, increasing innovation rate from 6% to 19% which contributed to business turnaround and near +10% CAGR. Collaborated with BU leaders to develop and drive key strategies in Brazil (+16% CAGR), Mexico (growing to 85% share) and USA (growing gum share from 28% to 34%). Led regional implementation of commercial capability agenda training 500+ colleagues.

Pfizer
President and General Manager, Adams Japan
2000 - 2003 (3 years)

Led business turnaround for Japan Confectionery division with responsibility for 375 colleagues including Marketing, Sales, R&D and Supply Chain. Developed and implemented a restructuring plan which reduced fixed costs, improved COG and focused on core innovation, brand building and merchandising activities. Achieved +8% CAGR (2x category growth) following previous declines and returned division to profitability after 4 years of losses. Strategic foundations and organization capabilities established in the turnaround plan helped sustain future share growth.

Warner Lambert
15 years

Marketing and Sales Director, Adams Japan
1996 - 2000 (4 years)

Marketing Director, Adams USA
1994 - 1996 (2 years)

Global Marketing Director, Parke Davis
1993 - 1994 (1 year)

Marketing Manager , Consumer Heathcare UK

1990 - 1993 (3 years)
Eastleigh, United Kingdom

Marketing, Consumer Healthcare USA
1985 - 1990 (5 years)

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Education

Columbia University - Columbia Business School

Master of Business Administration (MBA), Marketing/Finance · (1983 - 1985)

Cornell University

Bachelor's degree, Chemistry · (1979 - 1983)